December 28, 2016

Via EDGAR and Federal Express

Ms. Irene Barberena-Meissner

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Magellan Petroleum Corporation (“Magellan” or the “Company”)

Amendment No. 2 to Registration Statement on Form S-4

Filed December 12, 2016

File No. 333-213923

Dear Ms. Barberena-Meissner:

The Company is in receipt of the comment letter dated December 23, 2016 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced Amendment No. 2 to Registration Statement on Form S-4 (the “Second Amended Registration Statement”). In connection therewith, the Company has filed via EDGAR a further amended registration statement on Form S-4 (the “Third Amended Registration Statement”) that incorporates the changes made in response to the Comment Letter, as well as certain other updated information.

The Company submits this letter in response to the Comment Letter. For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses. For the Staff’s convenience, we have included with this letter a “redlined” copy of the Third Amended Registration Statement showing all changes to the filing since the filing of the Second Amended Registration Statement.

Responses to SEC Comments

Risk Factors, page 29

Current Magellan stockholders will have a reduced ownership and voting interest in the combined company after the merger, page 30

Irene Barberena-Meissner

December 28, 2016

1.	Please expand your disclosure to include the percentage of shares of common stock that current Magellan and Tellurian stockholders and Petrie will own as a result of the merger, assuming:

•	the full conversion of the outstanding Tellurian Investments preferred stock into Magellan common stock; and

•	the issuance of 35,384,615 common shares of Tellurian to TOTAL as contemplated in the Stock Purchase Agreement filed on a Form 8-K on December 21, 2016.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page 33 of the Third Amended Registration Statement.

The Merger, page 75

Combined Company’s Board of Directors and Management Following the Merger, page 95

2.	Please revise to provide the information required by Item 18(a)(7)(iii) of Form S-4 with respect to each person who will serve as a director or an executive officer of the company following the merger. In this regard, we note that as disclosed in your Form 8-K filed on December 21, 2016, following the closing of the transactions contemplated by the Stock Purchase Agreement, you must appoint one board designee of TOTAL to the board of directors of Magellan effective upon the closing of the merger.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page 99 of the Third Amended Registration Statement.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information of Magellan Petroleum Corporation

Notes to the Unaudited Pro Forma Condensed Consolidated Combined Financial Statements

Note 2 – Pro Forma Adjustments, page H-7

3.	Tell us how adjustment (i) for the recognition of pro forma stock-based compensation meets the requirements for a pro forma income statement adjustment (i.e., directly attributable to the transaction, expected to have a continuing impact, and factually supportable). Refer to 11-02(b)(6) of Regulation S-X.

Response: The Company has revised the disclosure to remove the stock-based compensation information from the pro forma financial information. Please see page H-12 of the Third Amended Registration Statement.

Irene Barberena-Meissner

December 28, 2016

Exhibits

4.	You disclose on page 151 that you will provide holders of the Tellurian Investments preferred stock with certain registration rights relating to the Magellan common stock such holders may receive upon conversion of the preferred stock. Additionally, in your Form 8-K filed on December 21, 2016, you disclose that Tellurian and Magellan agreed to provide TOTAL, as holder of the Tellurian shares, with certain registration rights relating to the Magellan common stock that TOTAL will receive upon the closing of the merger. Please file a copy of these registration rights agreements.

Response: The Staff is advised that the referenced registration rights agreements have not yet been entered into. Pursuant to Section 24 of the Guaranty and Support Agreement, dated as of November 23, 2016, between the Company and GE Oil & Gas, Inc. (“GE”) and filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 29, 2016, the Company will enter into a registration rights agreement with GE promptly following the completion of the Company’s merger with Tellurian Investments, and such agreement will have the terms set forth on Exhibit C to the Guaranty and Support Agreement. Similarly, pursuant to Section 22 of the Guaranty and Support Agreement expected to be entered into by the Company and Total Delaware, Inc. on January 3, 2017, a form of which was attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 21, 2016, the Company will enter into a registration rights agreement with Total Delaware, Inc. on the terms set forth on Exhibit B to that Guaranty and Support Agreement promptly following the completion of the merger with Tellurian Investments. The Company will file both registration rights agreements promptly after they are entered into.

We have endeavored to provide you with everything requested. Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (720) 484-2400.

Sincerely,

/s/ Antoine J. Lafargue
Antoine J. Lafargue
President and Chief Executive Officer

cc:	John Elofson, Davis Graham & Stubbs LLP

Enclosure